Exhibit 99.1

Nasus Pharma Announces Positive Interim Results from Phase 2 Clinical Study of NS002 Intranasal Epinephrine Powder

Interim results indicate NS002 demonstrated significantly faster absorption and higher peak epinephrine levels compared to EpiPen®

91% of study participants achieved the 100 pg/ml plasma threshold at 5 minutes with NS002 compared to 67% with EpiPen®

NS002 was well-tolerated with no serious adverse events reported, and a pharmacodynamic response comparable to EpiPen®

Full Phase 2 results expected by the end of first quarter of 2026; Pivotal study initiation planned for fourth quarter of 2026

TEL AVIV, Israel, January 20, 2026 -- Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products to treat emergency medical conditions, today announced positive interim results from its Phase 2 clinical study of NS002, the Company’s investigational intranasal epinephrine powder formulation for the treatment of anaphylaxis. The data demonstrated that NS002 achieved faster absorption, higher peak concentrations, and greater early epinephrine exposure compared to intramuscular EpiPen® autoinjector.

The open-label Phase 2 study enrolled 50 healthy adults with a history of allergic rhinitis across two cohorts. At the interim analysis, the first cohort of 25 participants received NS002 or intramuscular EpiPen® with and without a nasal allergic challenge. The second cohort of 25 participants received repeat doses of NS002 or intramuscular EpiPen® with and without a nasal allergic challenge, evaluating real-world scenarios where multiple administrations may be necessary. The final analysis will include results of all 50 subjects who will have received all treatments.

Key Interim Results:

NS002 demonstrated a higher mean peak plasma concentration (“Cmax”) of 655 pg/ml compared to 548 pg/ml for EpiPen®, and achieved peak concentration (“Tmax”) in 10.8 minutes compared to 15 minutes with EpiPen®. Critically, 91% of participants administered NS002 reached the epinephrine plasma threshold of 100 pg/ml at 5 minutes, compared to 67% of those administered EpiPen®. Total epinephrine absorption in the 10 minute period following administration—the critical window for resolving anaphylaxis—was higher in participants administered NS002 (AUC: 55 h*pg/ml) compared to EpiPen® (AUC: 32 h*pg/ml).

Repeat administration of NS002 with or without nasal allergic challenge demonstrated consistent pharmacokinetic advantages over EpiPen®. This is a clinically relevant finding, as patients experiencing severe anaphylaxis may require repeat doses to fully resolve symptoms.

The interim analysis includes safety data on all 50 subjects who completed all treatment arms. NS002 was well-tolerated, with no serious adverse events reported. The majority (95%) of treatment-emergent adverse events were mild and self-resolving, mostly local.

The pharmacodynamic response, including changes from baseline in systolic and diastolic blood pressure and pulse rate, was comparable to that of EpiPen® and remained within the normal range.

“We believe these interim results are highly encouraging and reinforce the potential of NS002 as a meaningful advancement in anaphylaxis treatment,” said Dr. Michael Blaiss, Clinical Professor of Allergy and Immunology at the Medical College of Georgia at Augusta University and member of Nasus Pharma’s Scientific Advisory Board. “The interim data demonstrated that NS002 delivered epinephrine to the bloodstream faster and achieved higher concentrations than an intramuscular autoinjector. In anaphylaxis, outcomes are highly time-dependent, and delays in achieving effective pharmacologic action are associated with increased mortality. These pharmacokinetic advantages, combined with the needle-free administration, could help address the significant compliance challenges we see with current treatments.”

“We are extremely pleased with these positive interim results, which we believe further validate NS002’s potential as a first-in-class intranasal powder epinephrine product for patients with severe allergies,” said Dan Teleman, Chief Executive Officer of Nasus Pharma. “The sustained performance of NS002 across single and repeat dosing scenarios – including under conditions simulating real-world allergic reactions – demonstrates the robustness of our proprietary Nasax® platform technology. We look forward to completing the Phase 2 study and advancing to our pivotal clinical program.”

Nasus Pharma expects to complete the Phase 2 study by the end of the first quarter of 2026. The Company plans to initiate its pivotal clinical study in fourth quarter of 2026.

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus’ intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle-free, easy-to-use alternatives. Nasus’ proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward-looking statements.  For example, Nasus is using forward looking statements in this press release when it discusses the belief that the interim data from the Phase 2 clinical study are highly encouraging and reinforce the potential of NS002 as a meaningful advancement in anaphylaxis treatment, the timing of the completion of its Phase 2 study, and the timing of initiating its pivotal clinical study. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s prospectus filed with the U.S. Securities and Exchange Commission dated August 12, 2025. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com